EXHIBIT 12.1

Exelon Corporation

Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Nine Months Ended September 30, 2007
	2002	2003	2004	2005	2006
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	2,693	1,286	2,577	1,895	2,796	3,270
Plus: (Income) or loss from equity investees	(86)	(33)	154	134	111	89
Less: Capitalized interest	(28)	(22)	(12)	(15)	(34)	(34)
Preference security dividend requirements of consolidated subsidiaries	(13)	(7)	(4)	(8)	(7)	(5)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements	2,566	1,224	2,715	2,006	2,866	3,320
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	983	895	841	844	914	672 (a)
Interest component of rental expense (b)	167	204	232	277	251	212
Distributions on mandatorily redeemable preferred securities	37	34	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	13	7	4	8	7	5

Total fixed charges	1,200	1,141	1,077	1,129	1,172	889
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	3,766	2,364	3,792	3,135	4,038	4,209
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends	3.1	2.1	3.5	2.8	3.4	4.7

(a)	Includes interest expense of $14 million related to uncertain income tax positions accounted for under Financial Accounting Standards Board Interpretation No. 48, which was adopted on January 1, 2007.

(b)	Represents one-third of rental expense relating to operating leases.